Exhibit 99.3

SECOND AMENDMENT

OF

HANESBRANDS INC. RETIREMENT SAVINGS PLAN

(As Amended and Restated Effective as of January 1, 2017)

WHEREAS, Hanesbrands Inc. (the “Company”) maintains the Hanesbrands Inc. Retirement Savings Plan (As Amended and Restated Effective as of January 1, 2017) (the “Plan”); and

WHEREAS, the Plan has previously been amended, and further amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue of the power reserved to the Company by Subsection 15.01 of the Plan, and in exercise of the authority delegated to the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Administrative Committee”) by resolution of the Board of Directors of the Company, the Plan is hereby amended in the following particulars, effective as of January 1, 2019, unless otherwise indicated below:

1.            Effective as of January 1, 2020, by inserting the following immediately after the first sentence of Paragraph 11.01(d) of the Plan:

“Partial and full loan prepayments will be accepted without penalty by means other than payroll deduction as permitted by the Committee.”

2.            By substituting the following for Subsection 11.02 of the Plan:

“11.02 Hardship Withdrawals

In the event a Participant suffers a serious financial hardship, such Participant may withdraw a portion of the balance in his or her Accounts attributable to his or her Before-Tax Contributions, After-Tax Contributions, Roth Contributions (excluding any earnings credited thereto), Rollover Contributions, Roth Rollover Contributions and Qualified Nonelective Contributions, provided that the amount of the withdrawal is at least $250 and does not exceed the amount required to meet the immediate financial need created by the serious financial hardship. Notwithstanding the foregoing, the amount required to meet the immediate financial need may include amounts necessary to pay federal, state or local income taxes or penalties that are reasonably anticipated to result from the hardship withdrawal.

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(a)	Immediate and Heavy Need. A hardship shall be deemed on account of immediate and heavy financial need only if the withdrawal is on account of:

(i)	Tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the Participant or his or her Spouse, children or dependents (determined under Section 152 of the Code without regard to Section 152(b)(1), (b)(2) and (d)(1)(B));

(ii)	Costs directly related to the purchase of a primary residence for the Participant (not including mortgage payments);

(iii)	Unreimbursed medical expenses that would be deductible by the Participant for federal income tax purposes pursuant to Section 213 of the Code, and that are incurred by the Participant, the Participant’s Spouse or any dependent (as defined in Section 152 of the Code without regard to the change in the definition under the Working Families Tax Relief Act of 2004) including any non-custodial child who is subject to the special rule of Section 152(e) of the Code; or amounts necessary to obtain medical care or medically necessary equipment or services for the Participant, the Participant’s Spouse or a dependent described in this Subparagraph (iii);

(iv)	The need to prevent eviction of the Participant from his or her primary residence or foreclosure on the mortgage of the Participant’s principal residence;

(v)	Payment for burial or funeral expenses for the Participant’s deceased parent, Spouse, children or dependents (as defined in Section 152 of the Code without regard to Section 152(d)(1)(B));

(vi)	Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10 percent of adjusted gross income and, on and after January 1, 2018, without regard to Section 165(h)(5) of the Code); or

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(vii)	Effective as of January 1, 2020, expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA), provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

(b)	Necessary Amount. A determination of whether the requirement that the withdrawal not exceed the amount required to meet the immediate financial need created by the serious financial hardship is satisfied shall be made on the basis of all relevant facts and circumstances in a consistent and nondiscriminatory manner; provided, however, that the Participant must provide the Committee with a statement in writing (including by using an electronic medium) or in such other form as may be prescribed by regulations prescribed by the Commissioner of the Internal Revenue Service on which the Committee may reasonably rely, unless it has actual knowledge to the contrary, certifying that the Participant’s financial need cannot be relieved by all of the following means:

(i)	Through reimbursement or compensation by insurance or otherwise,

(ii)	By reasonable liquidation of the Participant’s assets, to the extent such liquidation would not itself cause an immediate and heavy financial need,

(iii)	By cessation of elective contributions under this Plan, or other distributions from this Plan, and

(iv)	By other distributions, such as the distribution of dividends which are currently available to the Participant or by borrowing from commercial sources on reasonable commercial terms.

For purposes of this Subsection, the Participant’s resources shall be deemed to include those assets of his or her Spouse and minor children that are reasonably available to the Participant. Property owned by the Participant and the Participant’s Spouse, whether as community property, joint tenants, tenants by the entirety, or tenants in common, will be deemed a resource of the Participant. However, property held for the Participant’s child under an irrevocable trust or under the Uniform Gifts to Minors Act will not be treated as a resource of the Participant.

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(c)	A Participant may not request more than two withdrawals per calendar year under this Subsection.

(d)	To obtain a hardship withdrawal, a Participant must submit his or her withdrawal request in accordance with procedures and within such time periods as may be determined by the Committee. Hardship withdrawals shall be made as soon as administratively feasible after the Committee has received the Participant’s withdrawal request and such information and documents from the Participant as the Committee shall deem necessary.”

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IN WITNESS WHEREOF, the Administrative Committee has caused this amendment to be executed by its duly authorized Committee Delegate this  23rd day of December, 2020.

HANESBRANDS INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Virginia Piekarski
Administrative Committee Member

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